1130601

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032385

REGISTRANT'S NAME Amadeus Global Travel

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
MAY 3 0 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 5173    FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE : 4/26/02

BW

# Amadeus Global Travel Distribution, S.A.

Consolidated Financial Statements
for the years ended December 31, 2001
and 2000 prepared in accordance with
International Accounting Standards

Torre Picasso, plta. 38
Plaza Pablo Ruiz Picasso, 1
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es



Deloitte & Touche

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amadeus Global Travel Distribution, S.A.:

We have audited the accompanying consolidated balance sheets of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2001 and 2000 and the results of its operations, the changes in shareholders' equity and its cash flows for the years then ended in accordance with International Accounting Standards.

DELOITTE & TOUCHE

Gabriel López García
Partner

March 26, 2002

## AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

## CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

### ASSETS

| | 2001 | 2000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents (Note 18) | 18,611 | 38,921 |
| Accounts receivable, net (Note 3) | 139,459 | 150,890 |
| Accounts receivable – affiliates, net (Notes 3 and 14) | 57,039 | 50,303 |
| Loans receivable and advances – affiliates (Note 14) | 4,573 | 1,719 |
| Taxes receivable | 37,642 | 31,027 |
| Prepayments and other current assets | 42,066 | 37,645 |
| Total current assets | 299,390 | 310,505 |
| **Tangible assets** (Note 4) | | |
| Land and buildings | 129,329 | 128,961 |
| Data processing hardware and software | 381,567 | 330,866 |
| Other | 109,645 | 97,458 |
| | 620,541 | 557,285 |
| Less accumulated depreciation | 334,154 | 276,206 |
| Net tangible assets | 286,387 | 281,079 |
| **Intangible assets** (Note 5) | | |
| Patents, trademarks and licenses | 81,493 | 83,578 |
| Software development projects | 213,609 | 133,476 |
| Purchased contracts | 255,717 | 202,720 |
| Goodwill | 157,467 | 137,887 |
| Other | 14,429 | 12,444 |
| | 722,715 | 570,105 |
| Less accumulated amortization | 299,458 | 218,356 |
| Net intangible assets | 423,257 | 351,749 |
| Deferred income taxes (Note 13) | 183,221 | 170,977 |
| Loans receivable – affiliates (Note 14) | 13,015 | 5,040 |
| Investments in associates (Note 6) | 148,081 | 165,680 |
| Other long-term investments, net (Note 6) | 38,592 | 16,201 |
| Total other non-current assets | 382,909 | 357,898 |
| Total non-current assets | 1,092,553 | 990,726 |
| **Total assets** | 1,391,943 | 1,301,231 |

See the accompanying notes to the consolidated financial statements.

## AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

## CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable, net (Note 3) | 191,447 | 186,738 |
| Accounts payable – affiliates, net (Notes 3 and 14) | 31,933 | 52,059 |
| Dividends payable (Note 11) | - | 52,177 |
| Debt payable within one year (Note 7) | 220,723 | 134,531 |
| Current obligations under finance leases (Note 8) | 10,019 | 13,253 |
| Income taxes payable (Note 13) | 6,474 | 2,478 |
| Other current liabilities | 68,263 | 54,217 |
| Total current liabilities | 528,859 | 495,453 |
| **Long-term liabilities** | | |
| Long-term debt (Note 7) | 36,906 | 128,082 |
| Obligations under finance leases (Note 8) | 116,310 | 125,013 |
| Deferred income taxes payable (Note 13) | 74,155 | 36,179 |
| Other long-term liabilities | 43,877 | 40,017 |
| Total long-term liabilities | 271,248 | 329,291 |
| **Shareholders' equity** (Note 11) | | |
| Share capital | 27,898 | 33,437 |
| Additional paid-in capital | 419,357 | 435,111 |
| Treasury shares | (51,592) | (35,725) |
| Retained earnings | 196,685 | 43,314 |
| Cumulative translation adjustments | (512) | 350 |
| Total shareholders' equity | 591,836 | 476,487 |
| **Total liabilities and shareholders' equity** | 1,391,943 | 1,301,231 |

See the accompanying notes to the consolidated financial statements.

## AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

## CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

| | 2001 | 2000 |
|---|---|---|
| Revenue (Note 12) | 1,785,124 | 1,563,591 |
| Cost of sales | 1,417,628 | 1,238,794 |
| Gross profit | 367,496 | 324,797 |
| Selling, general and administrative expenses | 102,553 | 68,191 |
| Operating income | 264,943 | 256,606 |
| Other income (expense) | | |
| Interest expense, net (Note 16) | (24,333) | (16,088) |
| Exchange gains (losses) | (193) | (12,674) |
| Other income (expense), net | 16,507 | (19,135) |
| Income before income taxes | 256,924 | 208,709 |
| Income taxes (Note 13) | 100,086 | 71,701 |
| Income after taxes | 156,838 | 137,008 |
| Equity in income (losses) from associates | (24,115) | (12,215) |
| Net income | 132,723 | 124,793 |
| Basic earnings per class "A" share, in EURs (Note 17) | 0.23 | 0.21 |
| Basic earnings per class "B" share, in EURs (Note 17) | - | - |
| Diluted earnings per class "A" share, in EURs (Note 17) | 0.23 | 0.21 |
| Diluted earnings per class "B" share, in EURs (Note 17) | - | - |

See the accompanying notes to the consolidated financial statements.

**AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,**
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

| | 2001 | 2000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Operating income | 264,943 | 256,606 |
| Adjustments for: | | |
| Depreciation and amortization | 157,777 | 125,046 |
| Operating income before changes in working capital: | 422,720 | 381,652 |
| Accounts receivable | 8,475 | (28,882) |
| Taxes receivable | (5,355) | 26,499 |
| Other current assets | (4,272) | (17,850) |
| Accounts payable | (14,201) | 57,186 |
| Other current liabilities | 5,746 | (2,318) |
| Other long-term liabilities | 19,920 | 1,959 |
| Cash provided from operating activities | 433,033 | 418,246 |
| Taxes paid | (74,361) | (62,159) |
| Net cash provided from operating activities | 358,672 | 356,087 |
| **Cash flows from investing activities** | | |
| Additions to tangible assets | (83,568) | (81,224) |
| Additions to intangible assets | (131,520) | (99,636) |
| Investment in subsidiaries and associates | (40,163) | (110,455) |
| Interest received | 2,835 | 6,000 |
| Sundry investments and deposits | (9,076) | (10,119) |
| Disposals of treasury shares | 329 | - |
| Loans to third parties | (3,820) | (3,844) |
| Loans receivable from affiliates | (10,619) | 2,584 |
| Cash proceeds collected/(paid) - derivative agreements | (37,714) | (33,718) |
| Disposals of sundry investments | 19,895 | 1,074 |
| Dividends received | 6,678 | 9,268 |
| Proceeds obtained from disposal of fixed assets | 7,233 | 11,001 |
| Net cash used in investing activities | (279,510) | (309,069) |
| **Cash flows from financing activities** | | |
| Proceeds from borrowings | 300,447 | 285,213 |
| Repayments of borrowings | (305,537) | (270,109) |
| Interest paid | (28,963) | (20,361) |
| Redemption of class "B" shares | (554) | (390) |
| Dividends paid | (52,177) | - |
| Proceeds from sale and lease back agreement | - | 762 |
| Payments of finance lease liabilities | (12,410) | (19,038) |
| Net cash used in financing activities | (99,194) | (23,923) |
| **Effect of exchange rate changes on cash and cash equivalents** | (278) | 100 |
| **Net increase / (decrease) in cash and cash equivalents** | (20,310) | 23,195 |
| **Cash and cash equivalents at beginning of period** | 38,921 | 15,726 |
| **Cash and cash equivalents at end of period** | 18,611 | 38,921 |

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

| | Share capital | Additional paid-in capital | Treasury shares | Retained earnings (accumulated deficit) | Cumulative translation adjustments | Total |
|---|---|---|---|---|---|---|
| Balance as of December 31, 1999 | 37,338 | 424,067 | (38,152) | (14,770) | 9,226 | 417,709 |
| Gains (losses) not recognized in the statement of income | - | 8,617 | - | (15,616) | (8,876) | (15,875) |
| Dividends on account | - | - | - | (52,177) | - | (52,177) |
| Disposals of treasury shares | - | 2,427 | 2,427 | (2,427) | - | 2,427 |
| Redemption of class "B" shares | (3,901) | - | - | 3,511 | - | (390) |
| Net income for the period | - | - | - | 124,793 | - | 124,793 |
| Balance as of December 31, 2000 | 33,437 | 435,111 | (35,725) | 43,314 | 350 | 476,487 |
| Accounting for financial instruments | - | - | - | (203) | (5,948) | (6,151) |
| Other gains (losses) | - | - | - | - | 5,086 | 5,086 |
| Gains (losses) not recognized in the statement of income | - | - | - | (203) | (862) | (1,065) |
| (Acquisitions) / disposals of treasury shares | - | (15,754) | (15,867) | 15,867 | - | (15,754) |
| Redemption of class "B" shares | (5,539) | - | - | 4,984 | - | (555) |
| Net income for the period | - | - | - | 132,723 | - | 132,723 |
| Balance as of December 31, 2001 | 27,898 | 419,357 | (51,592) | 196,685 | (512) | 591,836 |

See the accompanying notes to the consolidated financial statements.

**AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000**
(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 1. Organization

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system ("CRS"). Additionally, the Group is in the process of expanding its offer of information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in Note 11.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The details of significant subsidiaries, joint-ventures and associates of the Group are shown below:

| Company | Country of incorporation | Percentage of participation as of December 31 (1) 2001 | 2000 |
|---|---|---|---|
| Fully consolidated companies | | | |
| Amadeus America, S.A. | Argentina | 100.0% | 100.0% |
| Amadeus Argentina, S.A. | Argentina | 80.0% | 80.0% |
| Amadeus Asia, Ltd. | Thailand | 100.0% | 100.0% |
| Amadeus Austria Marketing GmbH | Austria | 100.0% | 100.0% |
| Amadeus Benelux, N.V. | Belgium | 100.0% | 100.0% |
| Amadeus Central and West Africa S.A. | Ivory Coast | 100.0% | - |
| Amadeus Data Processing GmbH | Germany | 100.0% | 100.0% |
| Amadeus GDS (Malaysia) Sdn. Bhd. | Malaysia | 100.0% | 100.0% |
| Amadeus GDS Singapore Pte. Ltd. | Singapore | 100.0% | 100.0% |
| AMADEUSGLOBAL Ecuador, S.A. | Ecuador | 100.0% | 100.0% |
| Amadeus Global Travel Israel Ltd. | Israel | 90.0% | 60.0% |
| Amadeus GTD Australia Pty. Ltd. (3) | Australia | 100.0% | 100.0% |
| Amadeus North America LLC | U.S.A. | 100.0% | 100.0% |
| Amadeus Hellas, S.A. | Greece | 100.0% | 100.0% |
| Amadeus Magyarország Kft (Ltd.) | Hungary | 100.0% | 100.0% |
| Amadeus Marketing (Ghana), Ltd. | Ghana | 100.0% | 100.0% |
| Amadeus Marketing Ireland Ltd. | Ireland | 100.0% | - |
| Amadeus Marketing Italia, S.P.A. | Italy | 100.0% | 100.0% |
| Amadeus Marketing Nigeria | Nigeria | 100.0% | - |
| Amadeus Marketing Philippines, Inc. | Philippines | 100.0% | 100.0% |
| Amadeus Marketing (Schweiz), A.G. | Switzerland | 100.0% | 100.0% |
| Amadeus Marketing (U.K.), Ltd. | U.K. | 100.0% | 100.0% |
| Amadeus NMC Holding, Inc. | U.S.A. | 100.0% | 100.0% |
| Amadeus Paraguay, S.R.L. | Paraguay | 100.0% | 100.0% |
| Amadeus Perú, S.A. | Peru | 100.0% | 100.0% |
| Amadeus Polska Sp.zo.o. | Poland | 75.5% | 75.5% |
| Amadeus Rezervasyon Dagitim Sistemleri A.S. | Turkey | 100.0% | 100.0% |
| Amadeus S.A.S. (2) | France | 100.0% | 100.0% |
| Amadeus Services Ltd. | U.K. | 100.0% | 100.0% |
| Amadeus Services Asia-Pacific Pty. Ltd. | Australia | 100.0% | - |
| CRS Amadeus America, S.A. | Uruguay | 100.0% | 100.0% |
| Eviaggi.com S.p.a. | Italy | 100.0% | 50.0% |
| e-Travel Inc. | U.S.A. | 100.0% | - |
| NMC Eastern European CRS, B.V. | Netherlands | 100.0% | 100.0% |
| Sistemas de Reservaciones CRS de Venezuela, C.A. | Venezuela | 100.0% | 100.0% |
| Vacation.com, Inc. | U.S.A. | 100.0% | 100.0% |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

| Company | Country of incorporation | Percentage of participation as of December 31 2001 | 2000 |
|---|---|---|---|
| Companies consolidated under the equity method | | | |
| Amadeus Bulgaria Ltd. | Bulgaria | 49.0% | 49.0% |
| Amadeus do Brasil Ltda. | Brazil | 34.0% | 34.0% |
| Amadeus France, S.N.C. | France | 34.0% | 34.0% |
| Amadeus Marketing CSA, s.r.o. | Czech Rep. | 35.0% | 35.0% |
| Amadeus Maroc, S.A.S. | Morocco | 30.0% | 30.0% |
| Amadeus Qatar W.L.L. | Qatar | 40.0% | - |
| Atinera Llc. | U.S.A. | 50.0% | 50.0% |
| ICSA-T LLC. (4) | U.S.A. | 49.0% | 49.0% |
| ICSA-T N.V. | Belgium | 44.1% | 44.1% |
| ITA (Internet Travel Agent Inc.) | U.S.A. | 22.3% | 22.3% |
| 1Travel.com Inc. | U.S.A. | 27.5% | 27.5% |
| Red Universal de Marketing y Booking On Line, S.A. ("RUMBO") | Spain | 50.0% | 50.0% |
| Sistemas Automatizados de Agencias de Viajes, S.A. ("SAVIA") | Spain | 34.0% | 34.0% |
| Start Amadeus GmbH | Germany | 34.0% | 34.0% |
| Stellar Access. Inc. | U.S.A | 20.0% | 20.0% |
| Topas Co. Ltd. | Korea | 32.0% | 32.0% |
| Travel.com.au Ltd. | Australia | 19.9% | 19.9% |
| Travellink AB | Sweden | 25.0% | - |

(1) In certain cases companies are treated as if they are 100% owned, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Amadeus Group.

(2) On June 16, 2000 the General Assembly of Shareholders of the Company approved the merger by absorption of Amadeus Development Company, S.A. (absorbing company) with Amadeus Marketing S.A.R.L. The merger was finalized at the end of 2000 with retroactive effect for accounting and corporate income tax purposes to January 1, 2000. The newly merged company is called Amadeus S.A.S.

(3) During the year 2000, the Group purchased the remaining 67.8% interest in Atlas Travel Technologies Pty. Ltd., changing its name to Amadeus GTD Australia Pty. Ltd.

(4) The Group's investment in ICSA-T LLC is a direct economic interest of 49.0% and a total economic interest of 71.5% (via its participation in ICSA-T NV). However, the Group does not exercize control over this company, due to the intermediary shareholder structure.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 2. Summary of significant accounting policies

a) Basis of presentation

i) General Information

The consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS"). These financial statements have been authorized for issue by the Board of Directors of the Group on March 26, 2002. Certain amounts for the prior period have been reclassified to conform with 2001 presentation.

ii) Spanish GAAP financial statements

In compliance with legal regulatory requirements the Company's management also prepares consolidated financial statements under Spanish GAAP.

In December 1997, within the context of the Group's reorganisation, Amadeus Data Processing GmbH (a Group subsidiary) acquired Amadeus Data Processing GmbH and Co. KG ("Amadeus Operations KG" – a German partnership), formerly owned by the shareholders of Amadeus Global Travel Distribution, S.A. At the same time, Amadeus Operations KG was dissolved and its assets and liabilities transferred to Amadeus Data Processing GmbH.

Under IAS the Company accounted for the transaction mentioned above in a manner similar to a uniting of interests. Under Spanish GAAP, the Company accounted for this transaction by the purchase method, which differs significantly from the method applied under IAS. The payment to the shareholders for this acquisition was treated, for IAS accounting purposes, similar to the payment of a dividend. Primarily as a consequence of this difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the equity reflected under IAS by approximately 170 million EURs. This difference results primarily from the excess of the purchase price over the net book value of Amadeus Operations KG, and after deducting the net effect of tax credits derived from the acquisition.

iii) Implementation of IAS 39.

IAS 39 "Financial Instruments: Recognition and Measurement" became effective and was implemented by the Group as of January 1, 2001. IAS 39 introduced a comprehensive framework for accounting for all financial instruments, also establishing accounting and reporting standards for derivative instruments and for hedging activities. The primary impact of the adoption of IAS 39 has been the implementation of currency and interest rate hedge accounting. In addition, all of the Group's investments in securities of companies over which the Group does not have significant influence or control are now carried at fair value, except when fair value cannot be reliably determined.

As the Group previously applied fair value accounting for most financial instruments, the impact of implementing IAS 39 on opening retained earnings as of January 1, 2001 was not significant. The Group's detailed accounting policies in respect of such instruments are set out below in note 2.i) "financial instruments".

iv) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

b) Principles of consolidation

The consolidated financial statements include all companies over which the Group exercises control. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence) and joint-ventures have been accounted for using the equity method.

c) Currency translation

The financial statements of the individual Group companies are denominated in each company's local currency. For consolidation purposes: the assets and liabilities are translated into EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital, and prior years' retained earnings are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders' equity in the "cumulative translation adjustments" caption. In the case of translation differences related to minority interests, these are included in the minority interests caption of the balance sheet.

d) Revenue recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end consumer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

e) Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

f) Tangible assets

Tangible assets are recorded at the lower of cost or recoverable amount and are depreciated applying the straight-line method over the estimated useful lives of the assets:

| | Years |
|---|---|
| Buildings | 50 |
| Data processing hardware and software | 2 - 5 |
| Other fixed assets | 3 - 20 |

Repairs and renewals are charged to income when the expenditure is incurred.

Leased tangible assets, where the Group assumes substantially all the risks and benefits of ownership, are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to income as incurred over the term of the lease.

g) Intangible assets include the following:

- Patents, trademarks and licenses include licenses for CRS and IT services software developed outside the Group as well as acquired trademarks and are being amortized applying the straight-line method over 3-10 years.

- Software development projects, including e-commerce related development activities, are software applications developed by the Group which are capitalized once technical feasibility is established and where it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods. These projects are being amortized applying the straight-line method over 3-5 years. Software maintenance costs are charged to expense as incurred.

- Purchased contracts represent the acquisition costs of contracts that give the Group the right to perform and bill for future services as well as deferred expenses related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3-10 years.

- Goodwill represents the excess of the purchase price over fair value of net assets acquired and is amortized, based on the estimated useful lives, applying the straight-line method over 4-10 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition and considering factors such as existing market share, potential sales growth and other circumstances inherent to the acquired companies. The excess of purchase price corresponding to investments in associates is included within long-term investments and the corresponding amortization expenses are included in the equity in income (losses) from associates caption of the statement of income.

- Other intangible assets are amortized on a straight-line basis over 3-5 years.

Amortization expenses related to intangible assets are included in the cost of sales and selling, general and administrative expense captions of the statement of income.

h) Income taxes

The income tax provision is determined under the liability method. Under this method deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured.

Tax credits for investments in subsidiaries and associates are applied to reduce the amount of the investment when there is an increase in the percentage of ownership. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital increase.

i) Financial instruments

i) Currency and interest rate related derivatives

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. All of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

- Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings. Ineffective gains or losses are recorded directly in the statement of income.
- Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income.
- No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income.

ii) Equity related instruments

The Group has issued warrants of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The implementation of IAS 39 has not affected the accounting treatment of these warrants. The fair values of these warrants are recorded as additional consideration for the underlying assets acquired. When the terms of the warrant include the ability of the holder to require cash settlement of the obligation, the instrument is considered to be a derivative financial liability. This liability is recorded in the Other long-term liability caption and consequently valued at market rates and unrealized gains or losses are included in the statement of income. Where the holder does not have the right to request settlement of this obligation in cash, the instrument is considered to be an equity instrument and recorded as additional paid-in capital, with no subsequent recognition of movements in fair value.

Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued as described above, are considered to be derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements are considered to be equity instruments and the underlying shares are treated as if they were treasury shares and are presented as a reduction in shareholders' equity.

Warrants or options received on shares of other companies are recorded as derivative financial assets and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortised cost.

Additionally, following the implementation of IAS 39, investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values. Unrealized gains or losses are included in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.

j) Stock incentive plans

The Group accounts for its obligations under stock incentive plans (see Note 10) as follows:

i) Compensation expense is recognised for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

ii) Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognised over the vesting period of these rights (currently three years).

k) Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. Such investments are stated at cost, which approximates fair value.

l) Impairment of non-current assets

The Group evaluates the carrying amount of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

m) Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution employee benefit plans. For defined benefit plans, the costs are calculated using the projected unit credit method. Under this method, the cost of providing pensions for which no insurance contract exists is charged to the statement of income so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using market interest rates which have terms to maturity approximating the terms of the related liability. All gains and losses from changes in actuarial assumptions are spread forward over the average remaining service lives of employees. The Group´s contributions to defined contribution plans and defined benefit plans for which an insurance contract exists are charged to the statement of income in the period to which they relate.

Some Group companies provide post-retirement healthcare and life insurance benefits to retirees. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by qualified actuaries.

n) Related parties

The Group considers its significant shareholders or affiliates, associates and members of the Board of Directors to be related parties.

o) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see g, above). The amount of research and development costs which has been expensed for the years ended December 31, 2001 and 2000 were KEURs 55,006 and KEURs 55,099, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

p) Capital issuance costs

Expenses incurred in connection with increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet.

q) Earnings per share

The Group calculates basic earnings per share using the weighted average number of shares outstanding during the period. The calculation of diluted earnings per share also includes the dilutive effect of the weighted average warrants, stock grants and stock options outstanding during the period.

## 3. Allowances – accounts receivable/payable

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2001 in the amount of KEURs 64,539; and the Group provided for the related reduction in accounts payable for distribution fees as of December 31, 2001 in the amount of KEURs 32,770. As of December 31, 2000 the related allowances amounted to KEURs 59,944 against accounts receivable and KEURs 32,321 as a reduction in accounts payable.

The Group provided for potentially uncollectible accounts receivable as of December 31, 2001 in the amount of KEURs 41,503; and as of December 31, 2000 in the amount of KEURs 14,657. The increase in this provision for the year 2001 includes KEURs 23,381 which primarily relates to travel service providers and is included in the "selling, general and administrative" expenses caption. The remaining amount of the increase relates to provisions included in the cost of sales caption, as they are primarily derived from distribution activities.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 4. Tangible assets

Movements of the components of tangible assets during 2000 and 2001 were as follows:

| | Land & buildings | Data processing hardware & software | Other | Total |
|---|---|---|---|---|
| Net book value as of December 31, 1999 | 98,023 | 114,782 | 44,838 | 257,643 |
| Additions | 10,873 | 70,963 | 13,053 | 94,889 |
| Additions due to acquisitions of subsidiaries | 419 | 3,027 | 781 | 4,227 |
| Depreciation charge | (2,381) | (56,978) | (9,807) | (69,166) |
| Retirements and disposals | - | (8,187) | (247) | (8,434) |
| Reclassifications (to) from other balance sheet captions | (120) | 249 | (162) | (33) |
| Exchange rate adjustments | - | 1,640 | 313 | 1,953 |
| Net book value as of December 31, 2000 | 106,814 | 125,496 | 48,769 | 281,079 |
| Additions | 114 | 67,987 | 15,942 | 84,043 |
| Additions due to acquisitions of subsidiaries | - | 3,793 | 400 | 4,193 |
| Depreciation charge | (2,444) | (61,355) | (12,717) | (76,516) |
| Retirements and disposals | - | (5,048) | (953) | (6,001) |
| Reclassifications (to) from other balance sheet captions | 369 | 960 | (1,543) | (214) |
| Exchange rate adjustments | - | (421) | 224 | (197) |
| Net book value as of December 31, 2001 | 104,853 | 131,412 | 50,122 | 286,387 |

The Other caption includes building installations, furniture and fittings and miscellaneous.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Balances of the components of tangible assets as of December 31, 1999 to 2001, were as follows:

| | Land & buildings | Data processing hardware & software | Other | Total |
|---|---|---|---|---|
| Cost | 117,669 | 275,911 | 85,143 | 478,723 |
| Less accumulated depreciation | 19,646 | 161,129 | 40,305 | 221.080 |
| Net book value at December 31, 1999 | 98,023 | 114,782 | 44,838 | 257,643 |
| Cost | 128,961 | 330,866 | 97,458 | 557,285 |
| Less accumulated depreciation | 22,147 | 205,370 | 48,689 | 276,206 |
| Net book value at December 31, 2000 | 106,814 | 125,496 | 48,769 | 281,079 |
| Cost | 129,329 | 381,567 | 109,645 | 620,541 |
| Less accumulated depreciation | 24,476 | 250,155 | 59,523 | 334,154 |
| Net book value at December 31, 2001 | 104,853 | 131,412 | 50,122 | 286,387 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Leased assets included in the aforementioned numbers are as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **Land & buildings** | | |
| Cost | 126,396 | 126,396 |
| Less accumulated depreciation | 24,178 | 21,909 |
| Net book value | 102,218 | 104,487 |
| **Data processing hardware & software** | | |
| Cost | 21,196 | 38,270 |
| Less accumulated depreciation | 18,250 | 28,970 |
| Net book value | 2,946 | 9,300 |
| **Other** | | |
| Cost | 39,253 | 39,131 |
| Less accumulated depreciation | 23,541 | 21,063 |
| Net book value | 15,712 | 18,068 |
| **Total** | | |
| Cost | 186,845 | 203,797 |
| Less accumulated depreciation | 65,969 | 71,942 |
| Net book value | 120,876 | 131,855 |

The depreciation related to assets acquired under finance leases, for the years ended December 31, 2001 and December 31, 2000, was KEURs 10,615 and KEURs 16,564, respectively. The acquisitions of tangible assets under finance leases were KEURs 475 and KEURs 12,264 for the years ended December 31, 2001 and 2000, respectively. Additionally, during the year 2000 there were sale and leaseback transactions of KEURs 762.

As of December 31, 2001 and 2000, assets under construction of KEURs 1,554 and KEURs 587 were included in land and buildings, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 5. Intangible assets

Movements of the components of intangible assets during 2000 and 2001 were as follows:

| | Patents, trademarks & licenses | Software development projects | Purchased contracts | Goodwill | Other | Total |
|---|---|---|---|---|---|---|
| Net book value at December 31, 1999 | 24,441 | 63,454 | 70,740 | 4,615 | 5,679 | 168,929 |
| Additions | 39,160 | 33,450 | 73,944 | 59,375 | 312 | 206,241 |
| Additions due to acquisitions of subsidiaries | - | 2,684 | 448 | 35,499 | 335 | 38,966 |
| Amortization charge | (5,690) | (17,944) | (23,757) | (4,876) | (3,616) | (55,883) |
| Retirements and disposals | - | (108) | (3,800) | - | (4) | (3,912) |
| Reclassifications (to) from other balance sheet captions | (64) | 64 | 386 | 249 | (353) | 282 |
| Exchange rate adjustments | (2) | 1,189 | 1,310 | (5,347) | (24) | (2,874) |
| Net book value at December 31, 2000 | 57,845 | 82,789 | 119,271 | 89,515 | 2,329 | 351,749 |
| Additions | 221 | 74,608 | 54,371 | 12,559 | 1,894 | 143,653 |
| Additions due to acquisitions of subsidiaries | 6,403 | 6,922 | 3,290 | - | 134 | 16,749 |
| Amortization charge | (10,477) | (26,160) | (33,159) | (13,155) | (2,408) | (85,359) |
| Retirements and disposals | (8,000) | (1,447) | (1,228) | - | (3) | (10,678) |
| Reclassifications (to) from other balance sheet captions | 170 | 39 | - | (602) | 2 | (391) |
| Exchange rate adjustments | (6) | 934 | 1,387 | 5,255 | (36) | 7,534 |
| Net book value at December 31, 2001 | 46,156 | 137,685 | 143,932 | 93,572 | 1,912 | 423,257 |

The increase in patents, trademarks and licenses and purchased contracts during the year 2000 is primarily due to IT services agreements entered into with certain airlines.

The increase in software development projects during the year 2001 is primarily due to capitalization of software for IT services as well as on-going investments in the traditional and e-commerce areas. The increase in purchased contracts is primarily due to signing bonuses paid to travel agencies and capitalization of costs related to IT services contracts.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Balances of the components of intangible assets as of December 31, 1999 to 2001 were as follows:

| | Patents, trademarks & licenses | Software development projects | Purchased contracts | Goodwill | Other | Total |
|---|---|---|---|---|---|---|
| Cost | 44,485 | 97,998 | 131,302 | 45,264 | 12,323 | 331,372 |
| Less accumulated amortization | 20,044 | 34,544 | 60,562 | 40,649 | 6,644 | 162,443 |
| Net book value at December 31, 1999 | 24,441 | 63,454 | 70,740 | 4,615 | 5,679 | 168,929 |
| Cost | 83,578 | 133,476 | 202,720 | 137,887 | 12,444 | 570,105 |
| Less accumulated amortization | 25,733 | 50,687 | 83,449 | 48,372 | 10,115 | 218,356 |
| Net book value at December 31, 2000 | 57,845 | 82,789 | 119,271 | 89,515 | 2,329 | 351,749 |
| Cost | 81,493 | 213,609 | 255,717 | 157,467 | 14,429 | 722,715 |
| Less accumulated amortization | 35,337 | 75,924 | 111,785 | 63,895 | 12,517 | 299,458 |
| Net book value at December 31, 2001 | 46,156 | 137,685 | 143,932 | 93,572 | 1,912 | 423,257 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 6. Investments in associates and other long-term investments

Balances and movements of investments in associates and long-term investments during 2000 and 2001 were as follows:

| | Investments in associates | Other investments | Total |
|---|---|---|---|
| Balance at December 31, 1999 | 148,694 | 16,166 | 164,860 |
| Additions | 39,278 | 16,661 | 55,939 |
| Disposals | - | (1,984) | (1,984) |
| Share of associates' results | (12,217) | - | (12,217) |
| Dividends received | (9,268) | - | (9,268) |
| Tax payable on behalf of associates | 1,003 | - | 1,003 |
| Elimination due to acquisitions of subsidiaries | (1,422) | (8,296) | (9,718) |
| Reclassifications to other balance sheet captions | 697 | (6,714) | (6,017) |
| Exchange differences | (1,085) | 368 | (717) |
| Balance at December 31, 2000 | 165,680 | 16,201 | 181,881 |
| Additions | 14,519 | 33,089 | 47,608 |
| Disposals | (72) | (24,197) | (24,269) |
| Share of associates' results | (25,641) | - | (25,641) |
| Dividends received | (6,678) | - | (6,678) |
| Reclassifications to other balance sheet captions | (210) | (4,407) | (4,617) |
| Re-measurement to fair value of investments | - | 17,405 | 17,405 |
| Other | 483 | 501 | 984 |
| Balance at December 31, 2001 | 148,081 | 38,592 | 186,673 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 7. Current and long-term debt

Current and long-term debt as of December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Current portion of syndicated loans | 170,000 | 85,000 |
| Credit facilities | 50,723 | 49,531 |
| Debt payable within one year | 220,723 | 134,531 |
| Syndicated loans | 35,000 | 125,000 |
| Other | 1,906 | 3,082 |
| Long-term debt | 36,906 | 128,082 |

The Group has two syndicated loans as of December 31, 2001 which are under a KEURs 125,000 multi-currency revolving credit facility agreement denominated in EUR and under a KEURs 350,000 dual currency revolving credit facility agreement, denominated in EUR and USD. As of December 31, 2001 and 2000, the total unused amounts available under these facilities were of KEURs 270,000 and KEURs 90,000, respectively. The interest rates for the drawdowns on these loans ranged from 5.44% - 3.64% for the year ended December 31, 2001 and from 4.43% - 3.64% in 2000. The loans have a commitment fee that range from 0.22% to 0.10%, and of 0.16%, respectively, on the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be equal to or in excess of 3:1.

The repayment and the maturity schedule for these two facilities as of December 31, were as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Date of maturity | Amount of facilities maturing | Repayment schedule for outstanding amount | Amount of facilities maturing | Repayment schedule for outstanding amount |
| December 31, 2001 | - | - | 175,000 | 85,000 |
| April 24, 2002 | 50,000 | 50,000 | - | - |
| December 31, 2002 | 125,000 | 120,000 | 125,000 | 125,000 |
| December 31, 2003 | 100,000 | 35,000 | - | - |
| December 31, 2004 | 100,000 | - | - | - |
| December 31, 2005 | 100,000 | - | - | - |
| | 475,000 | 205,000 | 300,000 | 210,000 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Interest rates for all short-term credit facilities for the year ended December 31, 2001 ranged from 3.6% - 5.2%. For the year ended December 31, 2000 interest rates for all short-term credit facilities ranged from 3.4% - 10.5%.

Various financial institutions have made available lines of credit which require no commitment fees. As of December 31, 2001 and 2000, the unused portion of these lines of credit together with the credit available under the syndicated loan is KEURs 387,395 and KEURs 168,597, respectively.

## 8. Commitments

a) Leases

The Group leases certain facilities and equipment under operating and finance leases. For the year ended December 31, 2001 and 2000 the rental expense for operating leases was KEURs 22,107 and KEURs 17,146, respectively.

In 1988 the Group entered into an agreement to construct a CRS data processing facility. The original cost of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 4). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.93% and 5,74% during 2001 and 2000, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The future minimum lease payments for finance leases as of December 31, were as follows:

| Year(s) due | 2001 | | 2000 | |
|---|---|---|---|---|
| | Gross | Net present value | Gross | Net present value |
| 0 – 1 | 15,772 | 14,455 | 21,836 | 18,913 |
| 1 – 2 | 13,163 | 11,596 | 16,302 | 13,878 |
| 2 – 3 | 12,804 | 11,183 | 13,793 | 11,165 |
| 3 – 4 | 12,223 | 10,518 | 12,880 | 10,728 |
| 4 – 5 | 11,576 | 9,761 | 12,880 | 10,487 |
| 5 – 10 | 42,995 | 31,467 | 49,402 | 35,307 |
| 10 – 15 | 35,865 | 19,267 | 38,377 | 18,848 |
| 15 – 20 | 42,616 | 18,082 | 51,798 | 18,940 |
| Total minimum lease payments | 187,014 | 126,329 | 217,268 | 138,266 |
| Less amount representing interest | 60,685 | - | 79,002 | - |
| Obligations under finance leases | 126,329 | 126,329 | 138,266 | 138,266 |
| Current portion | 10,019 | | 13,253 | |
| Long-term portion | 116,310 | | 125,013 | |
| | 126,329 | | 138,266 | |

The future minimum lease payments for operating leases as of December 31, were as follows:

| Year(s) due | 2001 | 2000 |
|---|---|---|
| 0 – 1 | 20,996 | 16,151 |
| 1 – 2 | 18,784 | 14,295 |
| 2 – 3 | 16,998 | 12,673 |
| 3 – 4 | 15,226 | 10,792 |
| 4 – 5 | 10,782 | 8,453 |
| 5 – 10 | 39,481 | 20,894 |
| 10 – 15 | 16,238 | 659 |
| Total payments | 138,505 | 83,917 |

The increase in future minimum lease payments for operating leases from December 31, 2000 to December 31, 2001 includes new obligations acquired as a result of the expansion of the Group´s IT services business.

b) Guarantees

The Group has issued guarantees to cover certain lease obligations of companies over which it does not exercize control amounting to KEURs 2,075 and KEURs 2,463 as of December 31, 2001 and 2000, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

c) Other commitments

As of December 31, 2001 and 2000, the Group had short-term commitments to acquire tangible assets for KEURs 6,696 and KEURs 6,669, respectively. Additionally, the Group has entered into various software license agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum amount committed under these agreements, for the year ended December 31, 2001, is KEURs 4,710 and KEURs 42,658 for the short and the long-term, respectively (as of December 31, 2000, KEURs 671 and KEURs 46,779 for the short and the long-term, respectively).

## 9. Pensions and other post-retirement obligations

The Group operates funded and unfunded defined benefit pension plans, as well as a post-retirement healthcare and life benefits plan.

For these plans, the amounts recognized in the balance sheet as of December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Present value of funded obligations | 17,813 | 13,838 |
| Fair value of plan assets | 12,739 | 11,385 |
| | 5,074 | 2,453 |
| Present value of unfunded obligations | 3,148 | 4,511 |
| Unrecognized actuarial gains/(losses) | (2,905) | 658 |
| Liability in balance sheet | 5,317 | 7,622 |

The amounts recognized in the statement of income for the years ended December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Current service cost | 1,161 | 1,327 |
| Interest cost | 1,316 | 1,275 |
| Expected return on plan assets | (1,038) | (1,044) |
| Net actuarial (gains)/losses recognized in period | 23 | (141) |
| Past service cost | 42 | 41 |
| Total included in personnel costs | 1,504 | 1,458 |

The actual return on plan assets were losses of KEURs 521 and KEURs 335 for the years ended December 31, 2001, and 2000, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Movements in liabilities recognized in the balance sheet as of December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Balance at the begining of the period | 7,622 | 6,070 |
| Total expense as above | 1,504 | 1,458 |
| Contributions paid | (5,663) | (426) |
| Reclassifications from other liabilities | 1,471 | 391 |
| Exchange differences | 383 | 129 |
| Balance at the end of the period | 5,317 | 7,622 |

The "Contributions paid" caption of the year 2001 includes KEURs 3,765 relating to insurance contracts subscribed for the Spanish and French pension plans.

A summary of the major actuarial assumptions, which vary according to the country of each plan, used in calculating the defined benefit obligations as of December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Discount rate | 7.25% | 5.75%-7.75% |
| Projected annual salary increase | 5.0% | 3.0%-5.0% |
| Expected rate of return on plan assets | 8.5% | 8.5% |
| Medical cost trend rate | 12.0% | 9.0% |
| Future pension increases | 5.0% | 2.0%-5.0% |

For the year ended December 31, 2001 and 2000 the expense for defined contribution plans was KEURs 12,611 and 10,453, respectively.

## 10. Stock incentive plans

The Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999 in conjunction with its Initial Public Offering (IPO). The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which will vest over a three-year period in three equal annual installments.

ii) The Group granted to senior management and officers of the Group a one-time grant of shares which will vest at the end of a three-year period.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

iii) The Group granted to executive employees (including non-senior members from the management team) in 1999, 2000 and 2001 options to purchase shares of the Group's Common Stock at the existing market price on the date of the grant. The aforementioned options vest in equal installments over a 4 year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stock options ranges from 5.42 Euros to 8.89 Euros per share.

As of December 31, 2001 the number of shares required in order to meet the obligations under these plans was of 535,653 and 6,102,706 for the stock grant and option plans, respectively. As of December 31, 2000 the number of shares required in order to meet the obligations under these plans was of 916,069 and 3,614,225 for the stock grant and option plans, respectively. Total expense recognised relating to stock grants, including social costs, for the years ended December 31, 2001 and 2000 is of KEURs 2,341 and KEURs 2,450, respectively. During the year period ended December 31, 2001 the Group delivered 441,542 and 65,047 shares to participants in the stock grant and option plans, respectively (368,665 and 53,415 during the year period ended December 31, 2000, respectively).

## 11. Shareholders' equity

Balances and movements of class "A" and class "B" shares for the years 2000 and 2001 are as follows:

| | Class "A" shares (Par value 0.01 Euros) | | | | |
|---|---|---|---|---|---|
| | Issued shares | Treasury shares | Outstanding shares | Class "B" shares (Par value 0.10 Euros) | |
| As of December 31, 1999 | 590,000,000 | 6,635,082 | 583,364,918 | 314,383,557 | |
| Retirements/disposals | - | (422,080) | 422,080 | (39,015,747) | *(1)* |
| As of December 31, 2000 | 590,000,000 | 6,213,002 | 583,786,998 | 275,367,810 | |
| Additions *(3)* | - | 3,000,000 | (3,000,000) | - | |
| Retirements/disposals | - | (506,589) | 506,589 | (55,384,710) | *(2)* |
| As of December 31, 2001 | 590,000,000 | 8,706,413 | 581,293,587 | 219,983,100 | |

*(1) Redemption of 39,015,747 class "B" shares, in exchange for 10% of their par value, relating to the IPO completed during the fourth quarter of 1999.*

*(2) Redemption of 55,384,710 class "B" shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.*

*(3) On November 24, 2001, the Group restructured a portion of an equity swap held with certain financial institutions (see note 15) corresponding to 3,000,000 of its class "A" shares. Following this restructuring, the underlying shares of this instrument are treated as treasury shares. However, these shares maintain their voting rights, as the Group does not have their legal ownership.*

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Group, class "A" shares have greater economic rights than class "B" shares, as the Group would pay out the par value of class "A" shares and in case of any outstanding amounts they would be distributed among class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

As of December 31, 2000 the Company's shares were held as follows;

| Shareholder | Class "A" shares | Class "B" shares *(1)* | % of class "A" shares | % of total voting rights |
|---|---|---|---|---|
| Société Air France | 137,847,654 | 133,399,990 | 23.36% | 35.69% |
| Iberia Líneas Aéreas de España, S.A. | 107,826,173 | 70,983,910 | 18.28% | 27.92% |
| Lufthansa Commercial Holding, GmbH | 107,826,173 | 70,983,910 | 18.28% | 27.92% |
| Other *(2)* | 236,500,000 | - | 40.08% | 8.47% |
| Total | 590,000,000 | 275,367,810 | 100% | 100% |

*(1) The total number of "B" shares included 55,384,710 shares which were designated to be retired by the Company, following the sale of class "A" shares in the second quarter of 2000, by agreement of the Universal Shareholder's meeting held on June 20, 2001. Until that time, the shareholders agreed among themselves not to exersize any of the rights, economic or voting, associated with these 55,384,710 "B" shares.*
*(2) Includes the treasury shares and the public shares.*

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

As of December 31, 2001 the Company's shares were held as follows

| Shareholder | Class "A" shares | Class "B" shares | % of class "A" shares | % of total voting rights |
|---|---|---|---|---|
| Société Air France | 137,847,654 | 85,782,614 | 23.36% | 35.69% |
| Iberia Líneas Aéreas de España, S.A. | 107,826,173 | 67,100,243 | 18.28% | 27.92% |
| Lufthansa Commercial Holding, GmbH | 107,826,173 | 67,100,243 | 18.28% | 27.92% |
| Other *(1)* | 236,500,000 | - | 40.08% | 8.47% |
| Total | 590,000,000 | 219,983,100 | 100% | 100% |

*(1) Includes the treasury shares and the public shares.*

Included in retained earnings are legal reserves of KEURs 61,591 and KEURs 44,321 as of December 31, 2001 and 2000, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 12. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

| | Year ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Europe | 1,071,300 | 952,837 |
| United States | 248,425 | 238,967 |
| Rest of the world | 465,399 | 371,787 |
| Total | 1,785,124 | 1,563,591 |

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of December 31, 2001 is as follows:

| | Europe | US | Rest of the world | Assets used for general enterprise purposes | Total |
|---|---|---|---|---|---|
| Tangible assets | 240,634 | 33,000 | 12,753 | - | 286,387 |
| Intangible assets | 72,933 | 185,332 | 15,104 | 149,888 | 423,257 |
| Investments in associates | 110,086 | 14,061 | 23,934 | - | 148,081 |
| Total | 423,653 | 232,393 | 51,791 | 149,888 | 857,725 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The split of assets as of December 31, 2000 is the following:

| | Europe | US | Rest of the world | Assets used for general enterprise purposes | Total |
|---|---|---|---|---|---|
| Tangible assets | 238,863 | 33,206 | 9,010 | - | 281,079 |
| Intangible assets | 55,386 | 167,690 | 15,139 | 113,534 | 351,749 |
| Investments in associates | 108,560 | 27,821 | 29,299 | - | 165,680 |
| Total | 402,809 | 228,717 | 53,448 | 113,534 | 798,508 |

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment global results.

## 13. Taxation

Income tax expense was as follows:

| | Year ended December 31, 2001 | 2000 |
|---|---|---|
| Current | 65,689 | 64,936 |
| Deferred | 34,397 | 6,765 |
| Total | 100,086 | 71,701 |

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group was as follows:

| | Year ended December 31, 2001 | 2000 |
|---|---|---|
| | % | % |
| Statutory income tax rate in Spain | 35 | 35 |
| Recognition of benefit of unused tax losses and deferred tax assets | - | (1) |
| Effect of higher tax rates in other countries | 1 | 3 |
| Permanent differences | 2 | (3) |
| Provision against recoverability of certain deferred tax assets | 2 | - |
| Other | (1) | - |
| Effective income tax rate | 39 | 34 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The acquisition cost, in December 1997, of Amadeus Operations KG, in excess of the net assets acquired, is deductible for German tax purposes over a 15-year period. This acquisition was accounted for as a uniting of interests and, therefore, this benefit was recognized as a deferred tax asset by a credit to shareholders' equity in connection with the uniting of interests. As a result of the change in tax rates in Germany approved in July 2000 and effective beginning January 1, 2001, this deferred tax asset was reduced during the year 2000. This reduction resulted in a corresponding charge to retained earnings of KEURs 15,137 in 2000.

The Group's deferred tax balances as of December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Assets | | |
| Amadeus Operations KG – acquisition | 102,720 | 112,058 |
| Unused tax losses | 30,975 | 29,048 |
| Finance leases | 2,465 | 2,404 |
| Net cancellation reserve | 8,990 | 6,327 |
| Depreciation and amortization | 18,803 | 18,971 |
| Bad debt provision | 7,439 | 1,385 |
| Hedge accounting | 6,873 | - |
| Other | 4,956 | 784 |
| | 183,221 | 170,977 |
| Liabilities | | |
| Unrealized gains - foreign currency and financial instruments | 16,802 | 8,969 |
| Provision for decline in value of investments | 25,856 | 15,320 |
| Depreciation and amortization | 20,177 | 11,703 |
| Capitalization of IT related costs | 7,146 | - |
| Other | 4,174 | 187 |
| | 74,155 | 36,179 |

Deferred taxes relating to acquisition of subsidiaries during the years 2001 and 2000 amounted to KEURs 2,156 and KEURs 12,499, respectively. In addition, deferred taxes credited to equity during the year 2001 were of KEURs 12,023, mainly relating to cash flow and net equity investment hedges.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The amount of unused tax losses for which no deferred tax asset was recognized in the financial statements due to the uncertainty of their recoverability as of December 31, were as follows:

| Year(s) of expiration | 2001 | 2000 |
|---|---|---|
| 0-1 | 429 | 34 |
| 1-2 | 455 | 20 |
| 2-3 | 2,538 | 61 |
| 3-4 | 159 | 48 |
| 4-5 | 2,691 | 49 |
| Unlimited | 621 | 1,274 |
| Total | 6,893 | 1,486 |

## 14. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from world-wide bookings made through the Amadeus CRS for flights on the shareholders' airlines. Total revenues earned by the Group from affiliates for the year ended December 31, 2001 and 2000 were KEURs 503,770 and KEURs 456,280, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates was KEURs 841 and KEURs 593 for the year ended December 31, 2001 and 2000, respectively.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the airline shareholders. Total operating expenses incurred by the Amadeus Group with its affiliates were KEURs 345,049 and KEURs 345,080 for the year ended December 31, 2001 and 2000, respectively.

d) Board of directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the controlling company amounted to KEURs 429 in 2001 (KEURs 218 in 2000). No loans, advances or stock options have been granted to the members of the Board of Directors.

## 15. Financial instruments

a) Objectives and significant terms and conditions

The Group makes use of the following financial instruments as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates, interest rates and share market price:

i) Currency derivatives

The Group has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward contracts for the management of these exchange rate exposures.

As of December 31, 2001, the Group has contracted the following amounts under forward contracts:

| | | | *Fair value gain/(loss)- KEURs* | |
|---|---|---|---|---|
| *Description* | *Notional amount (000)* | *Maturities* | *Recorded in the statement of income* | *Recorded in retained earnings* |
| USD sold | (438,350) | Jan 02 - Dec 04 | (583) | (13,407) |
| GBP bought | 25,000 | Jan02 - Dec 02 | 128 | 640 |
| AUD sold | (4,000) | Dec 02 | 28 | - |
| AUD bought | 13,000 | Jan 02 - Dec 02 | - | 58 |
| | | | (427) | (12,709) |

Additionally, during the year 2001, the Group terminated certain derivative instruments designated previously as cash flow hedges for which underlying transactions are expected to occur from August 2002 to July 2003. The cumulative loss on the hedging instruments at the time of cancellation was of KEURs 1,440. This amount will remain in equity until the forecasted transactions occur, at which time it will be reclassified to the statement of income.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

As of December 31, 2000 the details of open foreign currency options and open forward contracts were as follows:

| *Options* | *Notional amount (KUSD)* | *Maturities* | *Fair value gain/(loss)- KEURs* Recorded at inception | Recorded in the statement of income |
|---|---|---|---|---|
| Put options sold | 60,000 | Mar 01 – Dec 01 | 786 | (1,198) |
| Put options bought | 60,000 | Mar 01 – Dec 01 | (3,287) | 4,250 |
| Call options sold | 72,000 | Mar 01 – Dec 01 | 1,202 | (1,768) |
| | | | (1,299) | 1,284 |

| *Forward contracts* | *Notional amount (KUSD)* | *Maturities* | *Fair value gain/(loss)- KEURs* |
|---|---|---|---|
| USD sold | 84,000 | Jan 01 – Dec 01 | 137 |

ii) Interest rate derivatives

In order to limit the Group's exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap was KEURs 16,409 and KEURs 18,250 as of December 31, 2001 and 2000, respectively.

The estimated fair value of the interest rate derivative contract, based on the net present value of the future cash flows, on December 31, 2001, was an unrealized loss of KEURs 1,012. This interest rate swap agreement is designated as a cash flow hedge and is considered to be an effective hedge and therefore the change in fair value has been recorded in equity. The fair value of the interest rate derivative contracts as of December 31, 2000 was an unrealized loss of KEURs 462, which was accounted for off balance sheet prior to the implementation of IAS 39.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

iii) Equity related instruments

a) Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Group issued during the year 2000 warrants to purchase 10,668,000 of its class "A" shares at exersize prices ranging from 9.09 to 13.40 Euros per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued class "A" shares could require a corresponding increase in the number of warrants. Expiration dates for these warrants are during the years 2004 and 2005.

The initial fair value of the 1,818,000 warrants, which vested in 2001, that are considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the additional paid-in capital caption.

The fair value of the 8,850,000 warrants, of which 50% have vested and another 25% vests in each of 2002 and 2003, that are considered to be financial liabilities, as of December 31, 2001 and 2000, was KEURs 6,313 and 29,618, respectively. The unrealized gains recognized as other income, in respect of these warrants, during the years ended December 31, 2001 and 2000 were of KEURs 23,305 and 10,649, respectively.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price. In 2000 the Group applied historical volatility rates for this estimate. Due to the increased trading in the market of similar instruments with respect to the Company's shares, it is now possible to obtain reasonable estimates of the implied volatility of these shares. Management believes that implied volatility provides a more representative view of the value of these warrants and, therefore, has applied implied volatility rates in 2001. The impact of this change in estimate for the year ended December 31, 2001 has been an increase in net income of approximately EURs 3.4 million and has had no effect on earnings per share.



D

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

b) Equity swap

In order to manage the exposure to a rise in its share price with respect to these warrants, the Group entered into Equity Swap agreements which allows Amadeus to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreement were at interest rates of 3.83% to 5.73% and of 5.05% to 5.62% during 2001 and 2000, respectively.

As of November 24, 2001, the Group restructured a portion of the equity swap related to 3,000,000 of its class "A" shares, by removing the periodical interim cash settlement features. As a result of this restructuring, this portion of the swap has been treated as an equity instrument and the fair value of the related class "A" shares as of the date of this restructuring was charged directly to equity under the "treasury shares" caption. For this portion of the swap, no re-measurement to fair value is performed.

The fair value of the equity swap agreements which are not treated as equity instruments (based on quoted market prices and using the intrinsic valuation method), on December 31, 2001 and 2000, was an unrealized loss of KEURs 18,854 and KEURs 30,967, respectively, included in the statement of income under the Other income (expense) caption.

c) Warrants and options received

As a component of certain commercial agreements, the group receives warrants for shares of other companies. The estimated fair value of these warrants, based on quoted market prices, on December 31, 2001 and 2000, was of KEURs 57 and KEURs 1,041, respectively. An unrealized loss of KEURs 984 and KEURs 27 was recognized as of December 31, 2001 and 2000, respectively.

Effective October 1, 2001, the Group bought a call option for which it obtained the right to acquire full ownership of one of its National Marketing Companies (NMC) at any time before April 1, 2003. The premium of this derivative amounting to KEURs 13,566 is being amortized over the life of the option. If this option is exercized before its maturity, the premium or a portion thereof (depending on the date of exercise) will be set off against the purchase price of the NMC. The shares of this NMC are not publicly traded and the Group believes that it is not practicable to determine with sufficient reliability their fair value. Accordingly, the option is being carried at amortised cost.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

d) Investments in securities

Additionally, as of December 31, 2001, the Group had investments in companies over which it does not have significant influence or control. As of December 31, 2001, the Group recorded in the statement of changes in shareholders' equity an unrealized gain of KEURs 2,623, resulting from changes in fair values of these assets for which fair value is reliably determinable. The fair values of these securities as of December 31, 2001 was of KEURs 11,444 and is recorded in Other long-term investments.

b) Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

c) Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of December 31, 2001 and December 31, 2000 was of approximately KEURs 116,226 and KEURs 130,334, respectively.

d) Equant Depository Certificates

As of December 31, 2000 the Group held 729,445 depository certificates issued by Stichting "The SITA Foundation" ("the Foundation") at a cost of KEURs 1,820 representative of 729,445 shares of Equant, which was included within long-term investments. On December 31, 2000 the NYSE closing price of Equant shares was USD 26.06 per share. At this time, the Group believed that it was not practicable to determine with sufficient reliability the fair value of the depository certificates, as the convertibility and saleability of the depository certificates were subject to restrictions imposed by the Foundation.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

However, on June 29, 2001, the Foundation exchanged all of its Equant shares (including Amadeus' depository certificates), at a ratio of 2.2 Equant shares for each France Telecom share, resulting in 331,566 France Telecom shares assigned to the Group, in accordance to the share purchase agreement entered into between the Foundation and France Telecom in November 2000. Until this conversion, the completion of the transaction was also subject to certain closing events.

On July 3, 2001, the Group cancelled its depository certificates, receiving in exchange the proceeds from the sale, by the Foundation, of its assigned France Telecom shares, resulting in a pre-tax profit of KEURs 15,814. This result has been included as other income in July 2001.

e) SITA INC depository certificates

As of December 31, 2001 the Group held 3,214,200 depository certificates of SITA INC NV issued by Stichting "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,569, which is included within long-term investments.

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders' agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 16. Additional income statement data and related disclosures

The Group's personnel expense and number of employees were as follows:

| | Year ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Gross personnel costs | 298,146 | 217,549 |
| Less amount capitalized | 38,014 | 12,228 |
| Net charge to income | 260,132 | 205,321 |
| Average number of employees | 3,922 | 3,177 |

The Group's net interest expense was as follows:

| | Year ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Interest expense | 27,460 | 22,088 |
| Less interest income | 3,127 | 6,000 |
| Net interest expense | 24,333 | 16,088 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 17. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2001 and December 31, 2000 is as follows:

| | Class "A" shares as of December 31, 2001 | Class "A" shares as of December 31, 2000 | Weighted average number of class "A" shares as of December 31, 2001 | Weighted average number of class "A" shares as of December 31, 2000 |
|---|---|---|---|---|
| Total shares issued | 590,000,000 | 590,000,000 | 590,000,000 | 590,000,000 |
| Treasury shares | (8,706,413) | (6,213,002) | (6,759,802) | (6,528,691) |
| Total shares outstanding | 581,293,587 | 583,786,998 | 583,240,198 | 583,471,309 |
| Dilutive effect of warrants, stock options and stock grants | 1,623,214 | 2,106,909 | 1,355,069 | 2,466,351 |
| Total number of diluted shares | 582,916,801 | 585,893,907 | 584,595,267 | 585,937,660 |

| | Class "B" shares as of December 31, 2001 | Class "B" shares as of December 31, 2000 | Weighted average number of class "B" shares as of December 31, 2001 | Weighted average number of class "B" shares as of December 31, 2000 |
|---|---|---|---|---|
| Total shares issued | 219,983,100 | 275,367,810 | 219,983,100 | 275,367,810 |
| Partial retirement of class "B" shares relating to Initial Public Offering, Secondary Offering and Private placement | - | (55,384,710) | - | (33,117,928) |
| Total shares outstanding | 219,983,100 | 219,983,100 | 219,983,100 | 242,249,882 |
| Total number of diluted shares | 219,983,100 | 219,983,100 | 219,983,100 | 242,249,882 |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

For the purposes of allocating earnings between the A and B shares, the assumption is made that the maximum economic rights attributable to the B shares would be via the dividend calculation described in Note 11. Additionally, the assumption is made that 100% of the profits are paid-out as dividends and the respective portion is allocated to the B shares first and the remainder to the A shares.

The calculation of basic earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Net income, in KEURs | 132,723 | 124,793 |
| Weighted average number of class "A" shares outstanding | 583,240,198 | 583,471,309 |
| Weighted average number of class "B" shares outstanding | 219,983,100 | 242,249,882 |
| Basic earnings per class "A" share, in EURs | 0.23 | 0.21 |
| Basic earnings per class "B" share, in EURs | - | - |

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Net income, in KEURs | 132,723 | 124,793 |
| Weighted average number of diluted class "A" shares outstanding | 584,595,267 | 585,937,660 |
| Weighted average number of diluted class "B" shares outstanding | 219,983,100 | 242,249,882 |
| Diluted earnings per class "A" share, in EURs | 0.23 | 0.21 |
| Diluted earnings per class "B" share, in EURs | - | - |

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

## 18. Additional statement of cash flows related disclosure

The components of cash and cash equivalents as of December 31, were as follows:

| | 2001 | 2000 |
|---|---|---|
| Cash on hand and balances with banks | 17,689 | 34,486 |
| Short-term investments | 922 | 4,435 |
| | 18,611 | 38,921 |

## 19. Investments in subsidiaries and associates

a) During the year ended December 31, 2000 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 60% interest in Amadeus Global Travel Israel, Ltd.
- The remaining 67.76% of Amadeus GTD Australia Pty. Ltd.
- 100% interest in Vacation.com Inc.
- 20% interest in Stellar Access Inc.
- 27.5% interest in 1Travel.com Inc.
- 19.9% interest in Travel.com.au Ltd.

ii) Newly created companies:

- 100% interest in Amadeus America, S.A. (Argentina).
- 100% interest in Amadeus Services Ltd. (UK).
- 100% interest in Amadeus Marketing Ghana, Ltd.
- 49% interest in ICSA-T LLC.
- 50% interest in "Red Universal de Marketing y Booking On Line, S.A.".
- 50% interest in Atinera, LLC, a joint-venture together with Contour Holdings, LLC (a member of Fourth Dimensions Software).

iii) Capital increases

- Eviaggi.com S.p.a.
- Internet Travel Agent, Inc.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The main balance sheet impacts of these transactions are summarized below:

| | |
|---|---|
| Net cash paid | 110,455 |
| Warrants issued | 8,617 |
| Cash acquired | 2,621 |
| Tax benefits obtained from investments | 4,668 |
| Equity in net assets acquired | (48,326) |
| Excess purchase price | 78,035 |

b) During the year ended December 31, 2001 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 25% interest in Travellink, AB
- 40% interest in the creation of Amadeus Qatar W.L.L.
- 100% interest in e-Travel, Inc.
- Acquisition of the remaining 50% of Eviaggi.com S.p.a.

ii) Newly created companies:

- 100% interest in Amadeus Marketing Ireland, Ltd.
- 100% interest in Amadeus Services Asia-Pacific Pty Ltd. (Australia).
- 100% interest in Amadeus Marketing Nigeria.
- 100% interest in Amadeus Central and West Africa, S.A.

iii) Capital increases

- Amadeus Reservasyon Dagitim Sistemlery A.S. (Turkey).
- Amadeus Hellas, S.A.

The main balance sheet impacts of these transactions are summarized below:

| | |
|---|---|
| Net cash paid | 40,163 |
| Cash acquired | 1,001 |
| Equity in net assets acquired | (27,554) |
| Goodwill and excess purchase price | 13,610 |